
Mail Stop 3561

June 8, 2009

Ameris Kornblum
President
Odimo Incorporated
9858 Clint Moore Road
Boca Raton, Florida 33496

      Re: Odimo Incorporated
             Item 4.01 Form 8-K
             Filed June 5, 2009
             File No. 000-51161

Dear Ameris Kornblum:

      We have reviewed your filing and have the following comment. We have limited our review to Item 4.01 of the above-referenced filing. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed June 5, 2009

1.   It appears that neither Marcum LLP nor MarcumRachlin, a division of Marcum LLP practicing in Florida, is registered with the Public Company Accounting Oversight Board ("PCAOB"). Also, it appears that neither Marcum LLP nor MarcumRachlin has a pending application for registration with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the PCAOB from preparing or issuing, or participating in the preparation or issuance of, audit reports with respect to any issuer. Please advise.

      As appropriate, please respond to comment within five business days or tell us when you will respond. Please furnish a cover letter that keys your response to our

comment and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant